MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1 – Name and Address of Company

Clifton Star Resources Inc. (“Clifton”)

1040 Belvédère Avenue, Suite 217
Québec, Québec G1S 3G3

Item 2 - Date of Material Change

April 9, 2014.

Item 3 - News Release

A press release was issued on April 9, 2014 through Marketwire. A copy of the press release is attached hereto and was filed with regulatory authorities in the Provinces of British Columbia and Alberta.

Item 4 – Summary of Material Change

On April 9, 2014, Clifton announced that it has received the results of a positive Pre-Feasibility Study (“PFS”) on the Duparquet Project, situated in north-western Quebec, 50 kilometres by road to the north of the mining town of Rouyn-Noranda. The PFS was prepared by InnovExplo Inc. with contributions from Tenova Mining and Minerals (Tenova), Roche Ltd, Consulting Group (Roche), and Dreisinger Consulting, in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. The contribution of each party is noted below under the section “Qualified Persons”. The complete study will be filed on the Corporation’s website and on SEDAR within 45 days.

Item 5 - Full Description of Material Change

Please see attached press release for the full description of the Material Change.

Item 6 – Reliance on Section 7.1(2) of Regulation 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

For further information, please contact Mr. Michel Bouchard, President and Chief Executive Officer

Tel:

(418) 914-9922

Item 9 - Date of Report

April 15, 2014.